MAIL STOP 4-6

August 26, 2004

Jay Elliot
Powerhouse Technologies Group, Inc.
2694 Bishop Drive, Suite 270
San Ramon, California 94583

Re:	Powerhouse Technologies Group, Inc.
	Registration Statement on Form SB-2
	File No. 333-118242
	Filed on August 13, 2004

Dear Mr. Elliot,

This is to advise you that we limited our review of the above captioned registration statement to the matters identified below and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or why revisions are unnecessary. Please be as detailed as necessary in your explanation. Please file a supplemental response. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Fee Table
2. Note 2 to your fee table states that you are registering an indeterminate number of additional shares of common stock issuable under your Series A Senior Convertible Preferred Stock if Powerhouse elects to pay dividends in "kind." However, it does not appear that Powerhouse is able to register an indeterminate number of shares in this context. Supplementally advise of the basis for your belief that Powerhouse may register an indeterminate number of additional shares or revise your registration statement to make a good-faith estimate of the maximum number of shares that you may issue as a result of annual dividends to determine the number of shares to register for resale.
Be advised that Rule 416 of Regulation C does not appear to be applicable, as the number of shares to be paid in annual dividends is based upon a fluctuating market price. If the number of registered shares is less than the actual number issued, Powerhouse must file a new registration statement to register the additional shares, assuming the selling stockholders desires to sell those additional shares.

Prospectus Cover Page, page 1
3. The text on your cover page exceeds the one page limit imposed by
Item 501 of Regulation S-K. The disclosure is excessively detailed and includes information that is not permitted by Item 501. For example, your cover page includes descriptions of the transactions in which the selling stockholders acquired the shares they are reselling and the state of incorporation and the address of Powerhouse. This disclosure should not be on the cover page. Please limit the cover page to the information required by Item 501 and other information that is key to an investment decision and relocate all other information to the body of your prospectus. Please review Staff Legal Bulletin number 7, available online at www.sec.gov, and revise your prospectus cover page appropriately.
Selling Stockholders, page 11
4. You disclose that with the exception of Middlebury Capital each of the selling stockholders received their shares in one of two transactions. Please revise your prospectus to include a materially complete description of each transaction, as well as the transaction in which Middlebury Capital received its shares. Also, your disclosure should identify the selling stockholders receiving shares in each transaction.
5. There are a number of selling stockholders that are not natural persons. Please identify the natural person or persons who exercise voting and/or dispositive powers over the shares held of record by those entities that are not widely held companies that file reports under Section 13(a) of the Exchange Act. See Rule 13d-3, Item 507 of Regulation S-K, Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99 Supp. to Manual.
6. We note that you include asterisks after a number of your selling stockholders. However, your selling stockholder table does not include a legend explaining the significance of these asterisks. If the asterisks have no significance, please remove them from your table. If the asterisks are of significance, please revise your table to include a legend.

Plan of Distribution, page 14
7. We note that you disclose that the selling shareholders may be "underwriters." Please revise your prospectus to disclose whether any of your selling stockholders are broker-dealers or an affiliates of a broker-dealers. If any of the selling stockholders are broker-dealers and acquired shares otherwise than as compensation for investment banking services, please specifically name them as an underwriter. If your selling stockholders are affiliates of a registered broker-dealer, please revise to state whether the seller purchased in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.
8. You disclose that the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. Please revise to more completely describe the types of hedging transactions that your selling stockholders may enter into and explain the application and restrictions placed on these activities by Regulation M.
9. You indicate that the selling stockholder may engage in short sales. Supplementally confirm that you and the selling shareholders are aware of Telephone Interp. A. 65 (July 1997) on this matter, which is publicly available on our website.
Description of Securities, page 36

Series A Senior Preferred Stock, page 37
10. You discuss the dividend rights of your Series A Senior Preferred Stock. Supplementally identify the document establishing the dividend rights or preferences of your Series A Senior Preferred Stock. If the agreement establishing the dividend provisions was not filed as an exhibit to the SB-2 or in a previously filed periodic report, tell us why you believe that this agreement was not filed or file this agreement with your next amendment.

Closing Comments

Any requests for acceleration should be submitted after resolution of substantially all outstanding comments and should be provided approximately 48 hours before the desired time of effectiveness.

 	File a pre-effective amendment in response to these comments. Provide a cover letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. We may have comments after reviewing your revised materials and your responses.




 	Please contact Jeffrey B. Werbitt at (202) 942-1957 or Mark P. Shuman at (202) 942-1818 with any questions.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Via facsimile: (212) 504-6666
	Gerald A. Eppner, Esquire
	Cadwalader, Wickersham & Taft LLP
	100 Maiden Lane
	New York, New York




Powerhouse Technologies Group, Inc.
SB-2
August 26, 2004
Page 1 of 5